Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500

                                                    [SECURIAN LOGO]




September 21, 2009

Ms. Ellen Sazzman
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

Re:  	Waddell & Reed Advisors Accumulator Variable Universal Life
Policy File No. 333-148646

Ms. Sazzman,

Attached is a hand-marked copy of the Prospectus filed pursuant to Rule 485(a) for the above-referenced variable insurance policy. Pages in the Prospectus dated May 1, 2009 are marked to show the changes being made to add the Guaranteed Insurability Option to the Policy. I have also attached a bound copy of the Prospectus.

Please feel free to respond with any questions or comments at (651) 665-
4593.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Policyowner Tax Counsel

TEW:tmy



Securian Financial Group provides security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
F62483   02-2005